

02007362

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51846 |


RECEIVED
MAR 0 1 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bulldog Trading, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street, Suite 606
(No. and Street)

Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Fineberg 215-405-7209
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

| 207 Buck Road, Suite 1C | Holland | PA | 18966 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter Fineberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulldog Trading, LLC, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Managing Partner
Title

Notary Public


NOTARIAL SEAL
RENEE A. BOR, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Nov. 3, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***BULLDOG TRADING, LLC***
***FINANCIAL STATEMENTS***
***AND ADDITIONAL INFORMATION***
***FOR THE YEAR ENDED***
***DECEMBER 31, 2001 WITH***
***REPORT AND SUPPLEMENTARY REPORT***
***OF INDEPENDENT AUDITOR***

*BULLDOG TRADING, LLC*

*FINANCIAL STATEMENTS*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

**TABLE OF CONTENTS**

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

## *INDEPENDENT AUDITOR'S REPORT*

To the Members
Bulldog Trading, LLC
Philadelphia, Pennsylvania

I have audited the accompanying statement of financial condition of Bulldog Trading, LLC (a Pennsylvania Limited Liability Company) as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulldog Trading, LLC at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 25, 2002

*BULLDOG TRADING, LLC*

*STATEMENT OF FINANCIAL CONDITION*

*DECEMBER 31, 2001*

## ASSETS

| | |
|---|---|
| Cash | $ 86 |
| Securities owned, marketable at market (Note 2) | |
| Equities | 392,989 |
| Options | 1,684,366 |
| Office equipment, less accumulated depreciation of $5,691 | 10,689 |
| Receivable from related entity (Note 3) | 43,250 |
| Funds held in accounts with clearing broker | 1,533,746 |
| | $3,665,126 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 6,000 |
| Securities sold but not purchased (Note 2) | |
| Equities | 1,790,085 |
| Options | 1,505,278 |
| Member loans payable | 91,706 |
| Unsecured loans payable | 67,657 |
| Total liabilities | 3,460,726 |
| Members' equity | 204,400 |
| | $3,665,126 |

The accompanying notes are an integral part of these financial statements.

*BULLDOG TRADING, LLC*

*STATEMENT OF OPERATIONS AND MEMBERS' EQUITY*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

| | |
|---|---|
| **REVENUE** | |
| Revenue from trading activities | $2,038,986 |
| Interest and dividends | 112,389 |
| Total revenue | 2,151,375 |
| **EXPENSES** | |
| Employee compensation and benefits | 1,115,025 |
| Regulatory fees and exchange seat expense | 208,530 |
| Clearing and brokerage expense | 478.988 |
| Other operating expenses | 406,331 |
| Total expenses | 2,208,874 |
| Net loss | (57,499) |
| **MEMBERS' EQUITY, beginning of year** | 261,899 |
| **MEMBERS' EQUITY, end of year** | $ 204,400 |

The accompanying notes are an integral part of these financial statements.

*BULLDOG TRADING, LLC*

*STATEMENT OF CASH FLOWS*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (57,499) |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | | 3,330 |
| (Increase) decrease in | | |
| Receivable from related entity | | (5,250) |
| Securities owned | | (1,375,093) |
| Funds held in accounts with clearing broker | | (708,074) |
| Increase (decrease) in | | |
| Securities sold but not purchased | | 2,406,813 |
| Accounts payable and accrued expenses | | (55,394) |
| Cash provided by operating activities | | 208,833 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of office equipment | | ( 3,495) |
| Cash used by investing activities | | (3,495) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Repayment of member loans | | (220,000) |
| Proceeds from unsecured loans payable | | 14,592 |
| Cash used by financing activities | | (205,408) |
| Decrease in cash | | (70) |
| Cash at beginning of year | | 156 |
| Cash at end of year | $ | 86 |

The accompanying notes are an integral part of these financial statements.

## (1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

*Organization*
Bulldog Trading, LLC (the "Company") was formed as a limited liability company in the Commonwealth of Pennsylvania in March 1999 and began business operations on January 1, 2000. The Company conducts investment activities on a proprietary basis and conducts all of its business as a registered broker dealer and member of the Philadelphia Stock Exchange.

*Significant Accounting Policies*

Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Recognition of Revenue
Securities transactions and expenses are recorded on a trade date basis. Securities are valued at market value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Office Equipment
Office equipment is recorded at cost. Depreciation is computed using the straight-line method based on an estimated life of five years. For 2001, depreciation expense amounted to $3,330.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes and accordingly, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

## (2) FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or if market values are not available, fair value. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked- to-market are also marked-to-market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains or losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Fair values of options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased.

Premiums and unrealized gains for written and purchased option contracts, are recognized gross in the statement of financial condition.

*Fair Value of Financial Instruments*
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2001 as well as the approximate average monthly fair values of the instruments during 2001:

| | Fair Value at Year-End | | Average Fair Values | |
|---|---|---|---|---|
| | *Assets* | *Liabilities* | *Assets* | *Liabilities* |
| Long options | $1,684,366 | | $1,884,537 | |
| Short options | | $1,505,278 | | $1,914,751 |

*Financial Instruments with Off-Balance Sheet Risk*
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to conduct trading activities and manage market risks and, are therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

## (2) FINANCIAL INSTRUMENTS (CONTINUED)

*Financial Instruments with Off-Balance Sheet Risk ( Continued)*
As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

## (3) RECEIVABLE FROM RELATED ENTITY

The Company has a receivable from Bearcat, Inc., which is a trading firm affiliated with Bulldog Trading, LLC of $43,250.

## (4) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## (5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2001, the Company had net capital of $150,461which was $50,461 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.1 to 1.

## (6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

## (7) EMPLOYEE BENEFIT PLANS

The Company has adopted two pension plans as follows:

1. A 401(k) salary reduction plan in which all employees 21 years of age or older are eligible to participate after one year of service. The plan allows for deferred contributions of up to 15% of compensation with a discretionary matching contribution of up to 6% of total compensation. In addition, at the employer's discretion, the employer may make an additional profit sharing contribution to the plan.

2. Money purchase plan in which participants must have at least one year of service and be 21 years of age or older. The plan provides for annual contributions of 3% of eligible compensation.

The Company made contributions to the retirement plans in 2001 of $17,422.

Schedule I

*BULLDOG TRADING, LLC*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1*

*OF THE SECURITIES AND EXCHANGE COMMISSION*

*DECEMBER 31, 2001*

---

**NET CAPITAL**

| | | |
|---|---|---|
| Total members' equity qualified for net capital | | $204,400 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Office equipment | $10,689 | |
| Receivable from related entity | 43,250 | |
| Total nonallowable assets | | (53,939) |
| Net capital | | $150,461 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 6,000 |
| Member loans payable | 91,706 |
| Unsecured loans payable | 67,657 |
| | $165,363 |

*BULLDOG TRADING, LLC*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1*

*OF THE SECURITIES AND EXCHANGE COMMISSION*

*DECEMBER 31, 2001*

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required or $100,000 if greater | $100,000 |
| Excess net capital at 1500% | $ 50,461 |
| Excess net capital at 1000% | $133,925 |
| Ratio: aggregate indebtedness to net capital | 1.1:1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

| | |
|---|---|
| Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report | $150,461 |

## *BULLDOG TRADING, LLC*

## *COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS*

## *UNDER RULE 15c3-3 OF THE*

## *SECURITIES AND EXCHANGE COMMISSION*

## *FOR THE YEAR ENDED DECEMBER 31, 2001*

---

Bulldog Trading, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. Bulldog Trading, LLC clears all of its trading activities through First Options of Chicago.

## *INFORMATION RELATING TO POSSESSION*

## *OR CONTROL REQUIREMENTS*

## *UNDER RULE 15c3-3 OF THE*

## *SECURITIES AND EXCHANGE COMMISSION*

## *FOR THE YEAR ENDED DECEMBER 31, 2001*

---

Bulldog Trading, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

## *INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5*

To the Shareholders and Officers
Bulldog Trading, LLC
Philadelphia, PA

In planning and performing my audit of the financial statements and supplemental schedules of Bulldog Trading, LLC for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Philadelphia Stock Exchange, and other regulatory agencies which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2002